SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act 1934

Report on Form 6-K dated April 19, 2005

MEPC Limited

(Translation of Registrant’s Name into English)

4th Floor, Lloyds Chambers

1 Portsoken Street

London E1 8LW

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

Enclosure: Loan stock buy back and QUIPS repurchase

19 April 2005

For immediate release

MEPC Limited

10.5% Unsecured Loan Stock 2032 and QUIPS call option.

MEPC would like to announce that it has successfully repurchased the entire £93 million of its 10.5% Unsecured Loan Stock 2032 for a total consideration of £125 million.

Following the success of the repurchase, MEPC also announces today that it intends to exercise its option to call $215m of preferred shares (“QUIPS”) listed on the NYSE by the end of 2005, pursuant to the terms of the QUIPS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEPC Limited

Date: April 19, 2005	By:	/s/ Richard Harrold
	Name:	Richard Harrold
	Title:	Chief Executive